

SEC[illegible] [illegible]OMMISSION
07003002 [illegible]9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-27082

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 [illegible] 2007
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Genworth Financial Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804) 281-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 7 2007 E
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, *Enrique M. Vasquez*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Genworth Financial Securities Corporation as of *December 31, 2006*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.



Signature

President

Title

Subscribed and sworn to before me this 15th day of February, 2007.

OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/16/10

Diana L. Debs

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GENWORTH FINANCIAL SECURITIES CORPORATION

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Genworth Financial Securities Corporation:

We have audited the accompanying statement of financial condition of Genworth Financial Securities Corporation (the Company) as of December 31, 2006, and the related statements of income, changes in shareholder's interest, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genworth Financial Securities Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Richmond, Virginia
February 28, 2007

GENWORTH FINANCIAL SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2006

(Dollar amounts in thousands)

Assets		
Cash and cash equivalents	$	14,977
Goodwill		6,191
Deferred tax asset		783
Commission receivables		3,370
Receivable from affiliates		194
Other receivables		236
Total assets	$	25,751
Liabilities and Shareholder's Interest		
Liabilities:		
Commissions payable	$	3,666
Payable to affiliates		255
Current income tax payable to affiliate		1,504
Deferred compensation payable		2,576
Acquisition consideration payable		653
Other liabilities		208
Total liabilities		8,862
Shareholder's interest:		
Common stock (no par value. Authorized 1,000 shares, issued and outstanding 100 shares)		8
Additional paid-in capital		5,341
Retained earnings		11,540
Total shareholder's interest		16,889
Total liabilities and shareholder's interest	$	25,751

See accompanying notes to financial statements.

GENWORTH FINANCIAL SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006

(Dollars in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Genworth Financial Securities Corporation (the Company), an Illinois corporation, was incorporated on March 31, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. On May 17, 2005, the Company changed its name from Terra Securities Corporation. The Company is one of two wholly owned subsidiaries of Genworth Financial Investment Services, Inc. (GFIS). GFIS is a direct wholly owned subsidiary of GNA Corporation (GNA), which is a direct wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

Prior to May 24, 2004, GNA was a direct wholly owned subsidiary of GE Financial Assurance Holdings, Inc. (GEFAHI), which is an indirect wholly owned subsidiary of General Electric Company (GE).

Genworth was incorporated in Delaware on October 23, 2003 in preparation for the corporate reorganization of certain insurance and related subsidiaries of GE and an initial public offering of Genworth common stock, which was completed on May 28, 2004 (IPO). In connection with the IPO, Genworth acquired substantially all of the assets and liabilities of GEFAHI. Prior to the IPO, GEFAHI was a holding company for a group of companies that provide life insurance, long-term care insurance, group life, and health insurance; annuities and other investment products and U.S. mortgage insurance.

Following the IPO, GE periodically sold portions of the remaining Genworth stock that it held, and, on March 8, 2006, GE sold all remaining shares of Genworth's outstanding stock.

The Company is an introducing broker/dealer. According to the Securities and Exchange Commission's Net Capital Rule 15c3-1, an introducing broker/dealer is a firm that receives customer securities for immediate delivery to a clearing firm.

During 2006, the Company made payments relating to the 2005 purchase of the assets and liabilities of C.J.M. Planning Corp., C.J.M. Insurance Brokerage, LLC, and C.J.M. Asset Management, LLC (CJM). The total payout was $1,553, of which $653, were fixed payments and $900 were related to the first Variable Earn-out. The Company also recorded $900 in goodwill relating to the 2006 Variable earn-out payment.

(b) Revenues and Expenses

The Company sells a broad range of securities and insurance products, including mutual funds and variable annuities from several vendors, to retail customers through registered representatives. Commission income from vendors and expenses to registered representatives related to the sale of these products is recorded on a trade-date basis. In addition, the Company pays a management fee to GFIS for administrative services such as marketing, advertising, personnel support, and facility expenses, which are allocated to GFIS's two subsidiaries in proportion to each company's number of representatives.

(Dollars in thousands)

The Company derives a significant portion of its revenues from sales of securities and insurance products issued by affiliated parties. The accompanying financial statements might not necessarily be indicative of the Company's financial condition results or operations had the Company operated on an autonomous basis during the year ended December 31, 2006.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ending December 31, 2006 and, therefore, has not included a statement of changes for such activities.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(f) Income Taxes

The Company currently is included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in one unitary state income tax return of Genworth and files separate state income tax returns in 27 states. The Company calculates its state income tax at a rate based on its separate state return filings and its portion of the combined/unitary state return. For 2006, the Company had a blended current state income tax rate of 2.2%.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. The deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(g) Deferred Compensation Payable

Deferred compensation payable represents commissions deferred by agents under a nonqualified deferred compensation plan, plus interest thereon. The Company credited the deferred compensation balances at an interest rate of 4.0% for the year ending December 31, 2006. The Company made a contribution of $15 to the deferred compensation plan in 2006.

(Continued)

(Dollars in thousands)

(h) Goodwill

Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. The Company recognizes an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. The Company uses discounted cash flows to establish fair values. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the business using the relative fair value methodology to measure the gain or loss on disposal.

(i) Accounting Pronouncements Not Yet Adopted

In July 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*, was issued. This guidance clarifies what criteria must be met prior to recognition of the financial statement benefit of a position taken in a tax return. Additionally, it applies to the recognition and measurement of income tax uncertainties resulting from a purchase business combination. This guidance is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of this interpretation to have a material impact on our results of operation and financial position.

(2) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2006 consisted of the following components:

Current federal income tax expense	$	2,809
Deferred federal income tax benefit		(24)
Subtotal – federal expense		2,785
Current state income tax expense		178
Deferred state income tax expense		8
Subtotal – state expense		186
Total federal and state income tax expense	$	2,971

The following reconciles the federal statutory tax rate to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.00%
State income tax, net of federal benefit	1.53%
Total federal and state income tax expense	36.53%

GENWORTH FINANCIAL SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006

(Dollars in thousands)

The deferred income tax benefit results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred tax assets at December 31, 2006 is $783 related to a deferred tax asset on deferred compensation of $902 and state deferred tax asset of $30, offset by deferred tax liability on goodwill of ($149). Based on an analysis of the Company's tax position, no valuation allowance for the deferred tax asset was deemed necessary as of December 31, 2006.

(3) Financial Instruments

The financial instruments of the Company are reported in the balance sheets at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

During 2006, the Company incurred expenses of $12,116, to affiliated companies for marketing, administrative, and general office support. These expenses are allocated from GFIS on a pro rata basis.

The Company received revenue of $8,046 for commissions from affiliate product sales and paid $5,414 in commissions for affiliate product sales.

The Company paid a dividend to GFIS in the amount of $2,000 in 2006.

The Company received capital contributions of $1,553 from GFIS in 2006.

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit.

The Company is currently a defendant in an arbitration. The Company believes that the outcome of such arbitration will not have a material effect on its financial position or the results of its operations.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

END